SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ---------------------------

                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)


                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


         Common Shares of Beneficial Interest, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   74158J 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Gwen Klees
                              Senior Legal Counsel
                                    Cadim inc
                        800, Square Victoria, Bureau 4400
                                Case postale 118
                            Montreal, Quebec H4Z 1B7
                                 (514) 875-3360
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 22, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box []



                         (Continued on following pages)

                              (Page 1 of 11 Pages)

CUSIP NO.: 74158J 10 3      SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                      Cadim inc.

--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ ]
                                                                     (b)  [x]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           WC

--------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]

--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
                         QUEBEC

--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                             0
SHARES                       8        ------------------------------------------
BENEFICIALLY                          SHARED VOTING POWER
OWNED BY
EACH                                  8,797,907*
REPORTING                             ------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      0
                                      ------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                      ------------------------------------------

                                      8,797,907*
                                      ------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             8,797,907*

--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                             [ ]

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             38.9%

--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
                        CO

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                                  Page 2 of 10

* On August 22, 2001, Cadim Inc. ("Cadim"), Michael W. Reschke ("Reschke"), The Prime Group, Inc. ("PGI"), Primestone Investment Partners L.P. ("Primestone"), Prime Group VI, L.P. ("PLP"), PG/Primestone, L.L.C. ("PG LLC") and Prime Group Limited Partnership ("Prime LP" and together with PGI, Primestone, PLP and Reschke, sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding described in Item 4. By virtue of entering into the Memorandum of Understanding, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement described in Item 4. As such, Cadim may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. As such, Cadim may be deemed to beneficially own (i) 134,881 common shares of beneficial interest, par value $0.01 per share (the "Common Shares"), of Prime Group Realty Trust (the "Company") that Reschke owns and options to acquire 340,036 Common Shares within 60 days, (ii) 256,572 Common Shares and 47,525 common units of limited partner interest of Prime Group Realty, L.P. (the "Common Units"), which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Company's election, the cash equivalent value) held by PLP, (iii) 74,000 Common Shares directly held by Prime LP, and (iv) 7,944,893 Common Units held by Primestone. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of Section 13(d) or
Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

ITEM 1. SECURITY AND ISSUER

         This statement relates to the common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Prime Group Realty Trust, a Maryland real estate investment Trust (the "Company"). The Company's principal executive offices are located at 77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601.

ITEM 2. IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Cadim inc., a corporation incorporated under Part IA of the Companies Act (Quebec) ("Cadim"). Cadim's principal executive offices are located at 800, Square Victoria, Bureau 4400, Case postale 118, Montreal, Quebec H4Z 1B7. Cadim is a real estate company that invests mainly in the residential sector and related products, and in non-conventional real estate investments such as real estate securities and opportunity products. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

         Cadim is a wholly owned subsidiary of Caisse de depot et placement du Quebec, a corporation organized under Chapter C-2 of An Act Respecting the Caisse de Depot et Placement de Quebec ("CDP Capital"). CDP Capital's principal executive offices are located at 1981, Avenue McGill College, Montreal, Quebec H3A 3C7. CDP Capital is a leading fund manager in Canada, one of the largest portfolio managers in North America and the largest holder of real estate in Canada. CDP Capital manages assets valued at more than $125 billion Canadian dollars. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on Schedule I.

         (d) - (e) Neither Cadim, CDP Capital, nor to the knowledge of Cadim and CDP Capital, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No funds were required in connection with entering into the MOU.

ITEM 4. PURPOSE OF THE TRANSACTION

         On August 22, 2001, Cadim, Reschke, PGI, Primestone, PLP, PG LLC and Prime LP executed a Memorandum of Understanding (the "original MOU") whereby, among other things, an affiliate of Cadim and PGI would make a joint tender offer, subject to the execution of a standstill and support agreement by and among the Company, Cadim and PGI (the "PGE Standstill Agreement") and other terms and conditions described in the original MOU, to acquire all of the outstanding Common Shares of the Company (including preferred shares of beneficial interest) and Common Units (collectively, the "Outstanding Company Shares"), excluding the Company's outstanding 9% Series B Cumulative Redeemable Shares of Beneficial Interest (the "Series B Preferred Shares") and any and all shares/units currently owned by the PGI Parties and any of their affiliates, at a per share/unit price of $14.00. The original MOU contemplated a two-step transaction in which an affiliate of Cadim and PGI, or its designated affiliate, would purchase all of the Outstanding Company Shares pursuant to the tender offer described in the previous sentence, followed by a merger between the Company and an entity to be formed by an affiliate of Cadim and PGI, or its designated affiliate, pursuant to which the Company's remaining shareholders would also receive $14.00 for each share or unit.

         Subsequent to the execution of the Memorandum of Understanding, Cadim and PGI submitted a letter to the Board of Trustees of the Company proposing that Cadim and PGI acquire the Company on the terms as outlined in the original MOU. Cadim and PGI negotiated terms of the PGE Standstill Agreement with the Company and, as a result of those negotiations, on August 30, 2001, (i) Cadim, Reschke, PGI, Primestone, PLP, PG LLC and Prime LP executed an Amended and Restated Memorandum of Understanding (the "MOU") on August 30, 2001, a copy of which is attached hereto as Exhibit 99.1, (ii) the PGI Parties and Cadim executed an Amended and Restated Support and Standstill Agreement (the "PGI Standstill Agreement"), a copy of which is attached hereto as Exhibit 99.2, and
(iii) Cadim, PGI, Prime Group Realty, L.P. and the Company entered into the PGE Standstill Agreement, a copy of which is attached hereto as Exhibit 99.3.

         The MOU contemplates, among other things, that an affiliate of Cadim and PGI will make a joint tender offer, subject to the terms and conditions described in the section entitled "Structure" in the MOU, to acquire all of the Outstanding Company Shares at a per share/unit price of $14.50, excluding the Series B Preferred Shares and any and all shares/units currently owned by the PGI Parties and any of their affiliates (the "Tender Offer"). The proposed acquisition would be accomplished through a two-step transaction in which an affiliate of Cadim and PGI, or its designated affiliate, would tender for all of the Outstanding Company Shares pursuant to the Tender Offer, followed by a merger (the "Merger") between the Company and an entity to be formed by an affiliate of Cadim and PGI, or its designated affiliate, pursuant to which the Company's remaining shareholders (i.e., all shareholders other than the affiliate of Cadim, the PGI Parties and the holders of the Series B Preferred Shares) would receive the same per share cash consideration as that paid in the Tender Offer. Following the Tender Offer and the Merger, an affiliate of Cadim and the PGI Parties would each own 49.5% of the Company's outstanding equity on a fully diluted basis and the other 1% would be owned by a certain number of individuals or entities yet to be named.

         The basic terms and conditions of the Tender Offer and Merger are set forth in the MOU and include, among other things, the completion of due diligence and the execution of definitive documentation. The Series B Preferred Shares would remain outstanding and the Company would remain a reporting company under the Securities Exchange Act of 1934, as amended.

         The preceding summary of the MOU does not purport to be complete. Reference is made to the full text of the MOU that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

         In the PGI Standstill Agreement, the PGI Parties and Cadim agreed, among other things, to promptly commence negotiations concerning the implementation of the business combination summarized in the MOU and to participate in reasonable due diligence, Cadim agreed to treat all materials relating thereto as confidential, the PGI parties agreed to not solicit or encourage any alternative proposal or offer with respect to the acquisition of the Company, and to publicly support, and vote all shares of beneficial interest in the Company in favor of, the business combination summarized in the MOU.

         In the PGE Standstill Agreement, the Company, Cadim, PGI and Prime Group Realty, L.P. agreed, among other things, to promptly commence negotiations concerning the structuring and terms of a possible business combination transaction of the type summarized in the MOU and to participate in reasonable due diligence, Cadim agreed to treat all materials relating thereto as confidential, and the Company agreed to not solicit or encourage any alternative proposal or offer with respect to the acquisition of the Company.

         Except as set forth in this Item 4 or as provided in the MOU or as otherwise referred to or described in this Schedule 13D, Cadim has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) By reason of its execution of the Memorandum of Understanding described in Item 4 of this Schedule 13D, Cadim may be deemed to have formed a group with the PGI Parties for purposes of Rule 13d-5 under the Exchange Act, and accordingly may be deemed to share with the PGI Parties beneficial ownership of the equity securities owned by the PGI Parties. As such, and as a result of its execution of the PGI Standstill Agreement, Cadim may be deemed to beneficially own (i) 134,881 Common Shares of the Company Reschke owns and options to acquire 340,036 Common Shares within 60 days, (ii) 256,572 Common Shares and 47,525 Common Units, which are exchangeable on a one-for-one basis for Common Shares at any time (or at the Company's election, the cash equivalent value) held by PLP, (iii) 74,000 Common Shares directly held by Prime LP, and
(iv) 7,944,893 Common Units held by Primestone, the equity securities in clauses
(i)-(iv) above collectively representing approximately 38.9% of the total outstanding Common Shares. The filing of this statement on Schedule 13D shall not be construed as an admission that any such person is, for purposes of
Section 13(d) or Section 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person.

         (c) Other than the execution of the original MOU, the MOU and the PGI Standstill Agreement described in Item 4 of this Schedule 13D, none of Cadim, CDP Capital or, to Cadim and CDP Capital's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Common Shares in the past 60 days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

           Reference is made to Item 4 above.

           Except as provided in the MOU and as otherwise referred to or described in this Schedule 13D, to Cadim's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Cadim and the Company or any other person with respect to securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.                  Description
-----------                  -----------

99.1 Amended and Restated Memorandum of Understanding, dated August 30, 2001, by and among Cadim inc., Michael W. Reschke, The Prime Group, Inc., Primestone Investment Partners L.P., Prime Group VI, L.P., Prime Group Limited Partnership and PG/Primestone, L.L.C.
99.2     Amended and Restated Support and Standstill Agreement, dated
         August 30, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group VI, L.P., Primestone Investment Partners L.P., Prime Group Limited Partnership, PG/Primestone LLC and Michael Reschke
99.3 Support and Standstill Agreement, dated August 30, 2001, by and among Cadim inc., The Prime Group, Inc., Prime Group Realty Trust and Prime Group Realty, L.P.

                                   SCHEDULE I

                  Information Concerning Executive Officers and
                             Directors of Cadim inc.

           The current executive officers and directors of Cadim are listed below. Cadim's principal executive offices are located at 800, Square Victoria, Bureau 4400, Case postale 118, Montreal, Quebec H4Z 1B7. Unless otherwise indicated, the business address listed for each individual not principally employed by Cadim is also the address of the corporation or other organization which principally employs that individual.

                               CORPORATE OFFICERS
                               -------------------

NAME                   PRESENT POSITION WITH CADIM                  CITIZENSHIP

Andre Collin           President and Chief Operating Officer           Canadian
Richard Dansereau      Vice-President, Investment                      Canadian
Sylvie Drouin          Vice-President, Legal Affairs                   Canadian
Pierre Gibeault        Vice-President, Investment                      Canadian
Line Lefebvre          Vice-President, Finance and Administration      Canadian
Genevieve B. Beaulieu  Corporate Secretary and Director,
                        Administration                                 Canadian

                                    DIRECTORS



NAME                       POSITION/PRESENT PRINCIPAL        PRINCIPAL BUSINESS ADDRESS      CITIZENSHIP
                            OCCUPATION OR EMPLOYMENT

Fernand Perreault      Senior Vice President, CDP Group,   1981 McGill College Avenue 8th      Canadian
                       President, CDP Real Estate          floor, Montreal, Quebec
                       and Chairman, Cadim Inc.            H3A 3C7

Andre Collin           President and Chief Operating       800 Square Victoria                 Canadian
                       Officer                             Suite 4400
                                                           Montreal, Quebec
                                                           H4Z 1B7

Andre Charest          Vice President, Administration and  The Montreal World Trade Centre     Canadian
                       Finance CDP Real Estate             383 St-Jacques Street
                                                           Suite 720
                                                           Montreal, Quebec
                                                           H2Y 1N9

Pierre Duhaime         Vice President, Investments         The Montreal World Trade Centre     Canadian
                       Management, CDP Real Estate         383 St-Jacques Street
                                                           Suite 720
                                                           Montreal, Quebec
                                                           H2Y 1N9

Jean-Yves Gagnon       Chairman of the Board and General   333 Jean-Lesage Blvd                Canadian
                       Manager, Societe de l'assurance     Quebec, Quebec
                       automobile du Quebec (SAAQ)         G1K 8J6

Ghislaine Laberge      Consultant in Real Estate Financing 107 des Passereaux Street           Canadian
                                                           Nuns Island
                                                           Verdun, Quebec
                                                           H3E 1X3

                                  Page 7 of 10


Alain Lapointe         Director, Center for International  3000 Cote St-Catherine Road         Canadian
                       Business Studies, Ecole des Hautes  Suite 4.117
                       Etudes Commerciales (HEC)           Montreal, Quebec
                                                           H3T 2A7

Michel Sanschagrin     Vice President and General          1080 Saint-Louis Road               Canadian
                       Manager, Actuarial and Control      C.P. 1907,  Succ. Terminus
                       Services, Industrial Alliance       Sillery, Quebec
                                                           G1K 7M3

Alain Tessier          Consultant, Finance and             1981, McGill College Avenue         Canadian
                       Information Technologies, CDP       6th floor
                       Technologies                        Montreal, Quebec
                                                           H3A 3C7



                  Information Concerning Executive Officers and
                            Directors of CDP Capital

           The current executive officers and directors of CDP Capital are listed below. CDP Capital's principal executive offices are located at 1981, McGill College Avenue, Montreal, Quebec H3A 3C7. Unless otherwise indicated, the business address listed for each individual not principally employed by Cadim is also the address of the corporation or other organization which principally employs that individual.

                               CORPORATE OFFICERS
                               -------------------




NAME                              PRESENT POSITION WITH CDP CAPITAL                                CITIZENSHIP

Jean-Claude Scraire               Chairman of the Board and Chief Executive Officer            Canadian
Michel Nadeau                     Assistant General Manager, CDP Group and President           Canadian
                                  CDP Global Asset Management
Jean-Claude Cyr                   Executive Vice President, CDP Group Investment               Canadian
                                  Planning and Management
Bertrand Lauzon                   Executive Vice President, CDP Group Finance and              Canadian
                                  Information Technologies
Fernand Perrault                  Senior Vice President, CDP Group and President, CDP          Canadian
                                  Real Estate
Claude Seguin                     President, CDP Private Equity                                Canadian


                                    DIRECTORS
                                    ---------

NAME                         POSITION/PRESENT PRINCIPAL      PRINCIPAL BUSINESS ADDRESS      CITIZENSHIP
                              OCCUPATION OR EMPLOYMENT


Jean-Claude Scraire       Chairman of the Board and Chief  1981, McGill College Avenue         Canadian
                          Executive Officer                Montreal, Quebec
                                                           H3A 3C7

Guy Morneau               Deputy Chairman of the Board,    2600 Laurier Boulevard              Canadian
                          President and General Manager,   Suite 546
                          Regie des rentes du Quebec       Quebec, Quebec
                                                           G1V 4T3

Jean-Claude Bachand       Vice President, Administration   Fraser Milner Casgrain              Canadian
                          and Finance CDP Real Estate      1, Place Ville-Marie
                                                           Suite 3900
                                                           Montreal, Quebec
                                                           H3B 4M7
                                  Page 8 of 10


Luc Bessette              President, Commission            475, Saint-Amable Street            Canadian
                          administrative des regimes de    Quebec, Quebec
                          retraite et d'assurances         G1R 5X3

Rodrigue Biron            Corporate Director, Rodrigue     Rodrigue Biron et Associes          Canadian
                          Biron et Associes                305, de la Place St-Laurent
                                                           Road
                                                           St-Augustin-de-Desmaures
                                                           Cap-Rouge Quebec
                                                           G1Y 3G9

Alaban D'Amours           President, Confederation des     100 des Commandeurs Avenue          Canadian
                          caisses populaire et d'economie  Levis, Quebec
                          Desjardins du Quebec.            G6V 7N5

Yves Filion               Deputy Chief Executive Officer,  75 Rene-Levesque Blvd West          Canadian
                          Hydro-Quebec                     Montreal, Quebec
                                                           H2Z 1A4

Jean-Yves Gagnon          Chairman and Chief Executive     333 Jean-Lesage Boulevard           Canadian
                          Officer, Societe de l'assurance  Quebec, Quebec
                          automobile du Quebec             G1K 8J6

Henri Masse               President, Federation des        545 Cremazie Boulevard East         Canadian
                          travailleurs et travailleuses    17th floor
                          du Quebec                        Montreal, Quebec
                                                           H2M 2V1

Gilles Godbout            Deputy Minister, Ministere des   12 St-Louis Street                  Canadian
                          Finances Gouvernement du Quebec  Quebec, Quebec
                                                           G1R 5L3

Thomas O. Hecht           Chairman Emeritus, Technologies  5485 Pare Street                    Canadian
                          IBEX                             Montreal, Quebec
                                                           H4P 1P7

Marc Laviolette           Confederation des sydicats       1601 Delormier Street               Canadian
                          nationaux                        Montreal, Quebec
                                                           H2K 4M5

Nicole Trudeau            Member and Vice-President,       500 Rene-Levesque Boulevard         Canadian
                          Commission municipale du Quebec  West
                                                           Suite 24.200
                                                           Montreal, Quebec
                                                           H2Z 1W7

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   CADIM INC.




                                   By:     /s/ Richard Dansereau
                                           -------------------------------------
                                   Name:   Richard Dansereau
                                   Title:  Vice President, Investment




Dated: September 4, 2001







                                 Page 10 of 10